SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

William Lyon Homes

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552074700

(CUSIP Number)

    William H. Lyon

4695 MacArthur Court, 8th Floor

Newport Beach, CA, 92660

Tel: (949) 833-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON William H. Lyon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,788,538*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,788,538*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,788,538*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5 of this Statement on Schedule 13D for additional information.

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON Lyon Shareholder 2012, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,721,434*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,721,434*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,721,434*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Statement on Schedule 13D for additional information.

This Statement on Schedule 13D reflects the shares of Class A Common Stock of the Issuer (as such terms are defined below) beneficially owned by the Reporting Persons identified below as of June 21, 2013.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of William Lyon Homes, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660.

All share figures reported in this Statement on Schedule 13D give effect to the following events that occurred prior to or at the closing of the Issuer’s initial public offering of Class A Common Stock on May 21, 2013:

(i)	the 1-for-8.25 reverse stock split effected by the Issuer with respect to each of its Class A Common Stock and Class B Common Stock (together, the “Reverse Split”); and

(ii)	the conversion into shares of Class A Common Stock of all outstanding shares of the Issuer’s Class C Common Stock, Class D Common Stock (including shares of Class D Common Stock underlying outstanding equity awards) and Convertible Preferred Stock on a one-for-one basis as automatically adjusted for the Reverse Split.

Item 2.	Identity and Background

(a).	NAMES:

The names of the persons filing this Statement on Schedule 13D are:

(i)	William H. Lyon, an individual; and

(ii)	Lyon Shareholder 2012, LLC, a Delaware limited liability (the “Lyon Investor”).

Mr. Lyon and the Lyon Investor are collectively referred to in this Statement on Schedule 13D as the “Reporting Persons.”

(b).	BUSINESS ADDRESS:

The business address for each of the Reporting Persons is: 4695 MacArthur Court, 8th Floor, Newport Beach, CA, 92660.

(c).	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Lyon is the Chief Executive Officer and a director of the Issuer, which is primarily engaged in the design, construction, marketing and sale of single-family detached and attached homes. The Issuer’s principal executive offices are located at 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660.

The Lyon Investor is a privately-owned limited liability company that was formed for the purpose of acquiring and holding securities of the Issuer. Mr. Lyon is the manager of the Lyon Investor, and the members of the Lyon Investor are three trusts of which Mr. Lyon is the trustee. See Item 5 of this Statement on Schedule 13D for additional information concerning the current ownership and voting control of the Lyon Investor.

(d), (e). CRIMINAL	CONVICTIONS; CERTAIN CIVIL PROCEEDINGS

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or been subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f).	CITIZENSHIP:

Mr. Lyon is a citizen of the United States. The Lyon Investor is a limited liability company organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Class B Common Stock and Warrant Purchase Agreement dated February 25, 2012 (the “Class B Purchase Agreement”) between the Lyon Investor and the Issuer, the Lyon Investor purchased from the Issuer 3,813,884 shares of the Issuer’s Class B Common Stock (the “Class B Shares”) together with a warrant to purchase up to 1,907,550 shares of the Issuer’s Class B Common Stock (the “Class B Warrant”). The Class B Shares and the shares of Class B Common Stock to be issued upon any exercise of the Class B Warrant are convertible at any time on a one-for-one basis into shares of Class A Common Stock. Pursuant to the terms of the Class B Purchase Agreement, the Lyon Investor paid aggregate cash consideration of $25 million for the Class B Shares and the Class B Warrant, including the assignment to the Issuer of cash deposits pertaining to certain real estate development projects. The Lyon Investor obtained the funds necessary to pay the balance of the purchase price for the Class B Shares and the Class B Warrant through capital contributions made to the Lyon Investor by its members for the purpose of enabling the Lyon Investor to purchase such securities from the Issuer. At the time of the purchase, such members of the Lyon Investor consisted of Mr. Lyon’s father, General William Lyon, and a trust controlled by Mr. Lyon. See Item 5 of this Statement on Schedule 13D for additional information concerning the current ownership and voting control of the Lyon Investor.

The Class B Warrant, as amended, is exercisable by the Lyon Investor at any time prior to February 24, 2022. The current warrant exercise price is approximately $17.08 per share, or an aggregate of approximately $32,576,199 to purchase all 1,907,550 shares of Class B Common Stock pursuant to the terms of the Class B Warrant. The number of shares to be issued upon exercise of the Class B Warrant and the warrant exercise price are subject to adjustment as set forth in the Class B Warrant. The foregoing summary of the Class B Warrant and its terms is qualified in its entirety by the terms of the Class B Warrant, as amended, a copy of which is filed as an Exhibit hereto and hereby incorporated by reference in this Item 3.

On February 25, 2012, Mr. Lyon, as trustee of the William Harwell Lyon Separate Property Trust established July 28, 2000 (the “Lyon Separate Property Trust”), received 2,933 of the shares of Class A Common Stock reported herein as beneficially owned by him as partial consideration for the exchange of claims as a holder of previously outstanding notes of a subsidiary of the Issuer. These shares were issued by the Issuer to the Lyon Separate Property Trust pursuant to the Pre-Packaged Joint Plan of Reorganization of William Lyon Homes, as confirmed by the United States Bankruptcy Court on February 10, 2012.

Mr. Lyon received 64,171 of the shares of Class A Common Stock reported herein as beneficially owned by him upon conversion of shares of Class D Common Stock that had previously been issued to him as a restricted stock award pursuant to the Issuer’s 2012 Equity Incentive Plan. The award was made in consideration of Mr. Lyon’s service as an officer and employee of the Issuer.

The information contained in Item 5 of this Statement on Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

All of the shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading decisions of the Reporting Persons, market conditions or other factors. The Reporting Persons may communicate with members of the Issuer’s management and/or Board of Directors (the “Board”) or with other shareholders or third parties to discuss any purposes, plans or proposals. Mr. Lyon, as an officer and director of the Issuer, is also eligible to receive grants and awards of additional securities of the Issuer pursuant to equity incentive and similar equity compensation plans that may be implemented from time to time by the Issuer.

Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein, the Lyon Investor holds 3,813,884 shares of Class B Common Stock of the Issuer, which shares are convertible on a one-for-one basis into shares of Class A Common Stock. The Lyon Investor also has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which are also convertible on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant. Mr. Lyon is the manager of the Lyon Investor, and in such capacity, has voting and investment power with respect to the securities held by the Lyon Investor.

On May 15, 2013, the Lyon Investor, WLH Recovery Acquisition LLC (the “Paulson Investor”) and certain funds and accounts managed by Luxor Capital Group, LP (collectively, the “Luxor Investors”), entered into a voting agreement (the “Voting Agreement”) with respect to the securities of the Issuer owned by each of such parties. Pursuant to the terms of the Voting Agreement, each party to the Voting Agreement has agreed, at any annual or special meeting of the Issuer’s stockholders, to vote all voting securities of the Issuer owned by such party in favor of the election of one (1) person proposed by the Paulson Investor to serve as a director on the Issuer’s Board, up to two (2) people proposed by the Lyon Investor to serve as directors on the Board, and up to three (3) people proposed by the Luxor Investors to serve as directors on the Board. The obligations of each party to vote for such candidates are subject to the terms and conditions set forth in the Voting Agreement, including the continued beneficial ownership by each such party of a specified minimum number of voting securities of the Issuer. The foregoing description of the Voting Agreement is qualified in its entirety by the terms and conditions set forth in the Voting Agreement, a copy of which is filed as an Exhibit hereto and incorporated herein by reference. Except to the extent of the Lyon Investor’s obligations under the Voting Agreement, the Reporting Persons disclaim membership in a group with, and beneficial ownership of any securities of the Issuer held by, the Paulson Investor and/or the Luxor Investor.

The Lyon Investor, as the holder of Class B Common Stock of the Issuer, is entitled to cast five votes per share of Class B Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Each holder of Class A Common Stock is entitled to cast one vote per share of Class A Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Except as otherwise required by law or the Issuer’s Certificate of Incorporation, on all matters submitted to a vote of the Issuer’s stockholders generally, the holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Assuming the exercise in full of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 51.0% of the total voting power of the Issuer’s outstanding common stock. Excluding the shares of Class B Common Stock issuable upon exercise of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 41.0% of the total voting power of the Issuer’s outstanding common stock.

Mr. Lyon is the Chief Executive Officer and a director serving on the Board of the Issuer.

The information contained in Item 5 of this Statement on Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a).

The Reporting Persons, collectively, beneficially own an aggregate of 5,788,538 shares of Class A Common Stock, representing 17.4% of the outstanding shares of Class A Common Stock. Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)	Mr. Lyon holds 64,171 shares of Class A Common Stock directly;

(ii)	Mr. Lyon holds 2,933 shares of Class A Common Stock as trustee of the Lyon Separate Property Trust; and

(iii)	the Lyon Investor (A) holds 3,813,884 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

The members of Lyon Investor are the Lyon Separate Property Trust, the Lyon Shareholder 2012 Irrevocable Trust No. 1 established December 24, 2012, and the Lyon Shareholder 2012 Irrevocable Trust No. 2 established December 24, 2012 (collectively with the Lyon Separate Property Trust, the “Lyon Trusts”). Mr. Lyon is the manager of the Lyon Investor and the trustee of each of the Lyon Trusts, and in such capacities, has voting and investment power with respect to the securities held by the Lyon Investor and the Lyon Separate Property Trust.

The aggregate Class A Common Stock share and percentage ownership figures for the Reporting Persons referenced above assume the exercise in full of the Class B Warrant by the Lyon Investor and the conversion of all shares of Class B Common Stock owned by the Lyon Investor into shares of Class A Common Stock on a one-for-one basis. Such figures further are based upon 27,623,629 shares of Class A Common Stock otherwise outstanding as of May 21, 2013, as reported by the Issuer in its press release of the same date, and prior to any exercise of the Class B Warrant or any conversion of shares of Class B Common Stock by the Lyon Investor.

On all matters to be voted on by the Issuer’s common stockholders, holders of shares of Class B Common Stock are entitled to five votes per share and holders of shares of Class A Common Stock are entitled to one vote per share. Except as otherwise required by law or the Issuer’s Certificate of Incorporation, on all matters submitted to a vote of the Issuer’s stockholders generally, the holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Assuming the exercise in full of the Class B Warrant by the Lyon Investor, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 51.0% of the total voting power of the Issuer’s outstanding common stock. Excluding the shares of Class B Common Stock issuable upon exercise of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 41.0% of the total voting power of the Issuer’s outstanding common stock.

(b).

The number of shares of Class A Common Stock beneficially owned by Mr. Lyon as reported herein and as to which he has:

(i)	Sole power to vote or direct the vote: 5,788,538

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 5,788,538

(iv)	Shared power to dispose or direct the disposition: 0

The number of shares of Class A Common Stock beneficially owned by the Lyon Investor as reported herein and as to which the Lyon Investor has:

(i)	Sole power to vote or direct the vote: 5,721,434

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 5,721,434

(iv)	Shared power to dispose or direct the disposition: 0

(c).

Prior to the closing of the Issuer’s initial public offering of Class A Common Stock on May 21, 2013, all outstanding shares of the Issuer’s Class C Common Stock, Class D Common Stock (including shares of Class D Common Stock underlying outstanding equity awards) and Convertible Preferred Stock converted into shares of Class A Common Stock on a one-for-one basis and as automatically adjusted for the Reverse Split. Mr. Lyon received 64,171 shares of Class A Common Stock as a result of the conversion of shares of Class D Common Stock that he previously held. Except for the receipt of these 64,171 shares of Class A Common Stock upon the conversion of Mr. Lyon’s shares of Class D Common Stock as described above, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d).

Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)	Mr. Lyon holds 64,171 shares of Class A Common Stock directly;

(ii)	Mr. Lyon holds 2,933 shares of Class A Common Stock as trustee of the Lyon Separate Property Trust; and

(iii)	the Lyon Investor (A) holds 3,813,884 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

Each of the Lyon Separate Property Trust and the Lyon Investor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the securities owned by it. Mr. Lyon is the trustee of the Lyon Separate Property Trust and the manager of the Lyon Investor, and in such capacities, has voting and investment power with respect to the securities held by each of them.

(e).

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Lyon Investor is party to the Class B Warrant and to the Voting Agreement, the descriptions of which as set forth in Items 3, 4 and 5 of this Statement on Schedule 13D are hereby incorporated by reference into this Item 6. The Lyon Investor is also a party to the following agreements with respect to securities of the Issuer:

(a)	The Class B Common Stock and Warrant Purchase Agreement dated February 25, 2012 (the “Class B Purchase Agreement”), which provided for the issuance by the Issuer to the Lyon Investor of the shares of Class B Common Stock and the Class B Warrant reported as beneficially owned by the Reporting Person on this Statement on Schedule 13D; and

(b)	The Class B Common Stock Registration Rights Agreement dated February 25, 2012 (the “Class B Registration Rights Agreement”), which grants to the Lyon Investor certain rights (subject to the terms and conditions of the Class B Registration Rights Agreement) to cause the Issuer to register with the Securities and Exchange Commission the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock owned by the Lyon Investor. Among other things, the Issuer is obligated to file a shelf registration statement covering the resale of such securities and will have the ability to suspend the distribution of such securities by the Lyon Investor in certain circumstances.

On February 25, 2012, pursuant to the Pre-Packaged Joint Plan of Reorganization of William Lyon Homes (the “Reorganization Plan”), the Issuer entered into the Class A Common Stock Registration Rights Agreement (the “Class A Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration rights to certain of the parties that received shares of the Issuer’s Class A Common Stock pursuant to the Reorganization Plan. Among other things, the Issuer is obligated to file a shelf registration statement covering the resale of the Class A Common Stock held by such parties and will have the ability to suspend the distribution of such securities pursuant to such registration statement in certain circumstances. Mr. Lyon, as trustee of the Lyon Separate Property Trust, is a party to the Class A Registration Rights Agreement.

In connection with the Issuer’s initial public offering of Class A Common Stock, the Reporting Persons entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer and the representatives of the several underwriters for the offering (the “Representatives”), pursuant to which the Reporting Persons agreed that, during the “Lock-Up Period” as defined below and subject to certain limited exceptions specified in the Lock-Up Agreement, the Reporting Persons will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of the Class A Common Stock, whether any of these transactions are to be settled by delivery of shares of Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives. In addition, the Reporting Persons agreed in the Lock-Up Agreement that, without the prior written consent of the Representatives, the Reporting Persons will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for shares of Class A Common Stock. The “Lock-Up Period” is defined in the Lock-Up Agreement as the period of 180 days after the date of the final prospectus used in the initial public offering of the Class A Common Stock, which was May 15, 2013. The Lock-Up Period may be extended under certain circumstances as provided in the Lock-Up Agreement.

The descriptions contained in this Statement on Schedule 13D of each of the Class B Purchase Agreement, the Class B Warrant (as amended), the Class A Registration Rights Agreement, the Class B Registration Rights Agreement, the Voting Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each of such agreements and securities, copies of which are filed as Exhibits to this Statement on Schedule 13D and incorporated herein by reference.

Except for the Class B Purchase Agreement, the Class B Warrant (as amended), the Class A Registration Rights Agreement, the Class B Registration Rights Agreement, the Voting Agreement and the Lock-Up Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Class B Purchase Agreement

Exhibit B – Class B Warrant, as amended

Exhibit C – Class A Registration Rights Agreement

Exhibit D – Class B Registration Rights Agreement

Exhibit E – Voting Agreement

Exhibit F – Lock-Up Agreement

Exhibit G – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 21, 2013	/s/ William H. Lyon
William H. Lyon

LYON SHAREHOLDER 2012, LLC

	By:	/s/ William H. Lyon
William H. Lyon Manager